Exhibit 6.24

AGREEMENT FOR CONSULTING SERVICES

This Agreement, dated as of March 1, 2024 (the “Effective Date”), is made and entered into by and between Alternative Ballistics Corporation, a Nevada corporation (“Company”) and Majority Advisors (“Consultant”). Company and Consultant agree as follows:

Section 1. The Services

1.1 Consultant will perform for Company such services as may be agreed upon from time to time by Company and Consultant (the “Services”). The Services include, but are not necessarily limited to, the Services described in the attached Exhibit A, but in all cases the Services shall not include any services requiring registration as broker or dealer with the United States Securities and Exchange Commission. Consultant will use best efforts to perform the Services in accordance with any schedule set forth in the attached Exhibit A, or otherwise agreed upon by the parties.

Section 2. Compensation and Payment

2.1 Payable on the fifth day of every month following the Effective Date of this Agreement, the Company shall pay to the Consultant a monthly fee of 5,000 shares of the Company’s common stock (the “Monthly Stock Fee”). At the Effective Date of this Agreement, the Fair Market Value of the Company’s common stock is $2.00 per share of common stock. At such time as the Company issues and sells securities to investors in an equity financing in a transaction or series of related transactions resulting in aggregate net proceeds to the Company of at least $2,500,000, the Consultant shall then be entitled to cash compensation of $10,000 per month (the “Monthly Cash Fee”), which shall be in addition to the Monthly Stock Fee.

2.2 In addition to the compensation payable under Section 2.1, Company will reimburse any out-of pocket expenses that are reasonably incurred by Consultant to perform the Services; provided that such expenses are approved, in advance of their incurrence by Consultant, in writing by Company as reimbursable expenses under this Agreement.

2.3 Consultant will submit to Company a written statement of any reimbursable expenses payable under Section 2.2. Consultant will provide such documents and information as Company may reasonably request to verify any statements under this Section 2.

Section 3. Performance by Consultant

3.1 Consultant is an independent contractor, not an employee or agent, of Company. Without limitation of the foregoing, Consultant will: (a) not enter into any contract, agreement or other commitment, or incur any obligation or liability, in the name or otherwise on behalf of Company; (b) not be entitled to any worker’s compensation, pension, retirement, insurance or other benefits afforded to employees of Company; (c) provide for all federal income tax and other withholding relating to Consultant’s compensation; (d) pay all social security, unemployment and other employer taxes relating to Consultant’s employment or compensation; (e) provide all worker’s compensation and other insurance relating to Consultant’s employment; and (f) perform all reporting, recordkeeping, administrative and similar functions relating to Consultant’s employment or compensation.

3.2 Consultant will not subcontract or otherwise delegate performance of any Services without the prior written consent of Company.

3.3 Consultant will perform the Services in an efficient, expeditious, professional, and skillful manner. In performance of the Services and this Agreement, Consultant will comply with all applicable laws, ordinances, rules, regulations, orders, licenses, permits, and other governmental requirements (including, but not limited to, any such requirements imposed upon Company with respect to the Services).

3.4 In connection with the Services or this Agreement, Company may disclose to Consultant certain information that is confidential, proprietary or trade secret information of Company or others. Consultant will not disclose, use, or publish any such information, except as required to perform the Services in accordance with this Agreement or as otherwise authorized by Company in writing. Consultant will take appropriate steps to protect against any unauthorized disclosure, use or publication of any such information.

Section 4. Results and Related Rights

4.1 Company will be the owner of any and all reports, documents, memoranda, plans, specifications, designs, notes, drawings, products, data, information and other materials and results authored, created, developed or made by Consultant in connection with the Services (the “Results”), together with any and all intellectual property rights in any Results (“Related Rights”). To the extent applicable, all Results will constitute “works made for hire” by or for Company and Company will be the “author” of all Results under applicable copyright laws. Consultant hereby assigns and transfers to Company any and all right, title and interest that Consultant may have or acquire in any Results and Related Rights. Consultant will take such action (including, but not limited to, the execution, acknowledgment and delivery of separate assignments and other documents) as Company may reasonably request to effect, perfect, or evidence Company’s ownership of the Results and Related Rights.

4.2 Consultant will not disclose, use or publish any Results, except as required to perform the Services in accordance with this Agreement or as otherwise authorized by Company in writing.

4.3 Consultant will deliver any and all Results to Company upon request.

Section 5. Term

5.1 The term of this Agreement will commence on the Effective Date and shall continue for a period six months, and shall automatically renew for consecutive six month periods, unless earlier terminated by either party pursuant to Section 5.2.

5.2 Either party may terminate this Agreement at any time, with or without cause and without penalty or termination damages, by written notice to the other party. Any written notice for termination without cause shall be delivered in writing 30 calendar days before the termination date. Except for any termination by Company as a result of Contractor’s breach of this Agreement, upon termination Company shall pay Contractor at the rate specified in Section 2.1 for Services performed prior to such termination in complete satisfaction of Company’s obligations under this Agreement

Section 6. Miscellaneous

6.1 Any notice, request, instruction, or other document required by the terms of this Agreement, or deemed by any of the parties hereto to be desirable, to be given to any other party hereto shall be in writing and shall be given by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid, with return receipt requested, or sent by electronic mail (with receipt confirmed) to the addresses of the parties as follows:

If to Company: 5940 S. Rainbow Blvd., Las Vegas, NV 89118

With Copy to: FitzGerald Kreditor Bolduc Risbrough LLP, 2 Park Plaza, Suite 850, Irvine, CA 92614

If to Consultant: 555 Capitol Mall Suite 180 Sacramento, CA 95814

The persons and addresses set forth above may be changed from time to time by a notice sent as aforesaid. If notice is given by personal delivery or overnight delivery in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of such delivery provided a receipt is obtained from the recipient. If notice is given by mail in accordance with the provisions of this Section, such notice shall be conclusively deemed given upon receipt and delivery or refusal. If notice is given by electronic mail transmission in accordance with the provisions of this Section, such notice shall be conclusively deemed given at the time of delivery if between the hours of 9:00 a.m. and 5:00 p.m. Pacific time on a business day (“business hours”) and if not during business hours, at 9:00 a.m. on the next business day following delivery, provided a delivery confirmation is obtained by the sender.

6.2 Consultant will not (by contract, operation of law or otherwise) assign this Agreement or any right or interest in this Agreement without the prior written consent of Company. Subject to the foregoing restriction on assignments by Consultant, this Agreement will be fully binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors, assigns and legal representatives.

6.3 This Agreement will be interpreted, construed and enforced in all respects in accordance with the laws of the State of California without reference to its rules relating to choice of law, except to the extent preempted by the laws of the United States of America.

6.4 This Agreement sets forth the entire agreement, and supersedes any and all prior agreements, of the parties with respect to the Services. No amendment of any provision of this Agreement will be valid unless set forth in a written amendment signed by both parties. If the event that any provision of this Agreement is deemed by a court of competent jurisdiction to be invalid, the remaining provisions shall continue in full force and effect.

6.5 Consultant agrees to indemnify, defend, and hold Company and its affiliates, officers, directors, employees, subsidiaries, parent, agents, and permitted assigns, harmless from and against any and all third party claims, losses, liabilities, damages, expenses, and costs, including reasonable attorneys’ fees and court costs arising from or relating to: (i) a claim that the Services provided hereunder or the Results infringe, misappropriate or violate any patent, copyright, trademark, trade secret, publicity, privacy or other rights of any third party, or are defamatory or obscene; (ii) breach of any of the terms of this Agreement by Consultant, including any representation, warranty or covenant herein; or (iii) the gross negligence or willful misconduct of Consultant. Company agrees to indemnify, defend, and hold Consultant and its affiliates, officers, directors, employees, subsidiaries, parent, agents, and permitted assigns, harmless from and against any and all third party claims, losses, liabilities, damages, expenses, and costs, including reasonable attorneys’ fees and court costs arising from or relating to: (i) any breach of any of the terms of this Agreement by Company, including any representation, warranty or covenant herein; or (ii) a claim that Consultant’s use of any Company marks in strict accordance with the terms of this Agreement infringes or misappropriates the intellectual property rights of any third-party; or (iii) Consultant’s compliance with any directions provided by or on behalf of Company.

Section 7. Arbitration

7.1 Any controversy arising out of or relating to this Agreement, its termination, the enforcement or interpretation of this Agreement, or because of an alleged breach, default, or misrepresentation in connection with any of the provisions of this Agreement shall be submitted to arbitration in Orange County, California, before a sole arbitrator (the “Arbitrator”) selected from Judicial Arbitration Mediation Services (“JAMS”), or if JAMS is not able to supply the arbitrator, such arbitrator shall be selected from the American Arbitration Association (“AAA”), and shall be conducted in accordance with the provisions of California Code of Civil Procedure as the exclusive remedy of such dispute; provided, however, that provisional injunctive relief may, but need not, be sought in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Arbitrator.

7.2 Final resolution of any dispute through arbitration may include any remedy or relief that would be available in a court of law, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Arbitrator shall issue a written decision that sets forth the essential findings and conclusions upon which the Arbitrator’s award or decision is based. Any award or relief granted by the Arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

7.3 By agreeing to arbitration, the parties agree that there will be no limitations on discovery. The parties shall be entitled to conduct discovery as they would be in court, as set forth in the California Code of Civil Procedure.

7.4 The parties acknowledge and agree that they are voluntarily waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with any of the matters referenced in the first sentence of Section 7.1.

7.5 The parties agree that the parties shall be equally responsible for payment of the forum costs of any arbitration hereunder, including the Arbitrator’s fee. The parties further agree that in any proceeding with respect to such matters, the prevailing party will be entitled to recover their reasonable attorney’s fees and costs from the non-prevailing party.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

Company: Alternative Ballistics Corporation		Consultant: Majority Advisors

By:	/s/ Steven Luna	By:	/s/ Ian Calderon
Title:	Steven Luna, CEO	Title:	Ian Calderon, Founder/CEO

Date:	3/1/2024	Date:	2/29/2024

EXHIBIT A

SERVICES

●	Majority Advisors will serve as a general consultant to Alternative Ballistics to help provide strategic advising as appropriate. Collectively, Alternative Ballistics will prioritize the consulting work in order to ensure the best service to the company.

●	Legislative Advocacy: Representation before legislative bodies and committees, advocating for policies and legislation favorable to the use of non/less-lethal alternatives in law enforcement.

●	Regulatory Affairs Management: Engagement with regulatory agencies to influence the development of regulations and standards affecting non/less-lethal law enforcement tools.

●	Stakeholder Engagement Strategy: Development and execution of a plan to engage with key stakeholders, including law enforcement agencies, policymakers, and advocacy groups, to build support for Alternative Ballistics products.

●	Policy Analysis and Monitoring: Continuous monitoring of legislative and regulatory developments related to law enforcement equipment and non/less-lethal tools. Provision of timely analysis and reports on how these developments could impact Alternative Ballistics.

●	Government Relations Strategy Development: Creation of a comprehensive government relations strategy tailored to the goals and needs of Alternative Ballistics, including short-term and long-term objectives.

●	Public Affairs and Messaging: Aide in crafting and dissemination of public affairs messaging and materials to support lobbying efforts, including press releases, opinion pieces, and other related content when applicable.

●	Coalition Building and Management: Identification of and outreach to potential coalition partners among industry groups, NGOs, and other stakeholders to support legislative and regulatory goals.

●	Event Planning and Management: Organization of and participation in events, such as roundtables, briefings, and presentations, to educate policymakers and stakeholders on the benefits of Alternative Ballistics’ solutions.

●	Compliance and Reporting: Ensuring all lobbying activities comply with applicable laws and regulations. Preparation and submission of all required lobbying disclosures and reports.

●	Strategic Consultation: Provision of ongoing strategic advice to Alternative Ballistics on government relations and public policy matters, including risk assessment and opportunity identification related to legislative and regulatory changes.